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SECURITIES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July, 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pennaluna & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 Sherman Avenue, Suite 203
(No. and Street)

Coeur d'Alene,	ID	83814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald B. Nicklas (208)667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Magnuson, McHugh & Co., P.A.
(Name – *if individual, state last, first, middle name*)

1121 Mullan Avenue,	Coeur d'Alene,	ID	83814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald B. Nicklas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pennaluna & Company, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELANIE M. JONES
NOTARY PUBLIC
STATE OF IDAHO

Signature

Pres

Title

Notary Public exp 9/29/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2005

Pennaluna & Company
June 30, 2005

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

FINANCIAL STATEMENTS



Magnuson, McHugh & Company, P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Company, P.A.

August 10, 2005

1121 Mullan Avenue • P.O. Box 1379 • Coeur d'Alene, ID 83816-1379 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174
cpas@mmcocpa.com

Count On Us To Care

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2005

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 327,913
Accounts receivable	253,040
Prepaid expenses	7,029
Inventory	210,463
Current portion of deferred tax asset	2,317
Total current assets	800,762
PROPERTY AND EQUIPMENT:	
Furniture and equipment	127,638
Less accumulated depreciation	(104,450)
Total property and equipment	23,188
OTHER ASSETS:	
Security deposit	500
Restricted warrants	56,250
Goodwill, net of amortization	20,750
Total other assets	77,500
Total assets	$ 901,449.60

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 145,037
Pension contribution payable	167,115
Securities sold, not yet purchased	25,335
Income taxes payable	65,046
Total current liabilities	402,533
LONG TERM LIABILITIES	
Deferred tax liability	4,115
Total long-term liabilities	4,115
SHAREHOLDERS' EQUITY:	
Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 44,782 are issued	44,782
Additional paid in capital	253,315
Retained earnings	291,705
Less Treasury stock - 1,150 shares at cost	(95,000)
Total shareholders' equity	494,802
Total liabilities and shareholders' equity	$ 901,450

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the year ending June 30, 2005

INCOME:	
Commissions and trading profits	$ 4,157,279
EXPENSES:	
Salaries	2,862,032
Trading expenses	467,778
Pension contribution	167,115
Quote service	134,681
Payroll taxes	104,146
Insurance	71,208
Advertising and promotion	34,282
Telephone, fax, and internet service	33,938
Professional and consultant fees	27,664
Rent, lights, water, and garbage	26,874
Compliance and registration	19,723
Office expense	14,869
Depreciation and amortization	11,705
Postage	11,581
Travel and entertainment	9,932
Maintenance and repairs	6,896
Subscriptions and dues	4,035
Continuing education	1,730
Taxes and licenses	646
Miscellaneous	168
Total expenses	4,011,003
NET INCOME FROM OPERATIONS	146,276
OTHER INCOME (EXPENSE):	
Gain on sale of asset	100,000
Miscellaneous income	37,908
Interest income	2,945
Penalties and restitution	(7,697)
TOTAL OTHER INCOME (EXPENSE)	133,156
NET INCOME BEFORE INCOME TAXES	279,433
INCOME TAX BENEFIT (EXPENSE)	
Current	(68,732)
Deferred	3,418
NET INCOME	$ 214,119

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended June 30, 2005

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCES, as previously reported	$ 44,282	$ 215,015	$ (98,000)	$ 297,944
NET INCOME				214,119
OTHER CURRENT YEAR CHANGES:				
Stock issued	500	39,500		
Treasury stock purchased				
Treasury stock reissued		(1,200)	3,000	
Dividends issued				(220,358)
Adjustment				
BALANCES, at June 30, 2005	$ 44,782	$ 253,315	$ (95,000)	$ 291,705

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the year ended June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 214,119
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,955
Amortization	750
Change in deferred tax provision	1,975
Changes in operating assets and liabilities:	
Decrease in accounts receivable	33,983
(Increase) in prepaid expenses	(1,225)
(Increase) in inventory	(82,536)
Increase in accounts payable	14,772
Increase in pension payable	37,326
(Decrease) in income taxes payable	(123,995)
Net cash provided by operating activities	106,122
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net change in investment activity	(8,250)
Purchase of equipment	(1,600)
Net cash (used) by investing activities	(9,850)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(220,358)
Proceeds of stock issuance	41,800
Net cash (used) by financing activities	(178,558)
NET INCREASE IN CASH	(82,286)
CASH, beginning of year	410,196
CASH, end of year	$ 327,910

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for income taxes	$ 185,062

The accompanying "Notes to Financial Statements" are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a third party clearing house, FISERV Securities, Inc., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is computed for some assets using the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts using the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through FISERV Securities, Inc.

Accounting for Long-lived Assets – In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

Inventory – Inventory, which consists primarily of publicly traded stocks held for resale, is valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized gains of $95,396 are included in income for the year ended June 30, 2005. Inventory is in the physical custody of FISERV Securities, Inc.

Advertising costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition is recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets,* which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001. Management does not believe goodwill is impaired at June 30, 2005.

NOTE 2: INCOME TAXES

Current tax expense is calculated at a rate of 34% on taxable income of $184,634 prior to the application of net operating loss carryforwards.

The Company has federal and state net operating losses of $53,100 available to offset future tax liabilities. The federal net operating losses may be applied at the rate of $15,863 per year, and the state net operating losses applied at $11,163 per year. A deferred tax asset has been recorded to recognize the future benefit of the net operating loss carry-forwards, net of valuation allowance to reflect that some net operating losses will expire before they can be utilized. The Company has also recognized a deferred tax liability of $5,763 for the difference in depreciation expense taken for financial statement and tax return purposes. As of June 30, 2005, the deferred tax asset was $13,275 and the valuation allowance was $9,310, for a net deferred tax asset of $3,965. The provision for income tax and the related liability accounts at June 30, 2005 are summarized as follows:

INCOME TAX ASSETS:	
Deferred tax asset (liability):	
Short-term	$ 2,317
Long-term	(4,115)
	$(1,798)

(Continued)

NOTES TO FINANCIAL STATEMENTS
June 30, 2005

NOTE 3: PREPAID EXPENSES

Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2005 was $7,029.

NOTE 4: EMPLOYEE BENEFIT PLAN

On July 1, 2003, the Company established a retirement plan under provisions of the Internal Revenue Code. The plan provides for annual discretionary contributions up to the maximum allowed as a deduction by the Internal Revenue Code. The discretionary contribution for June 30, 2005 totaled $167,115.

Supplementary Information

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2005

COMPUTATION OF NET CAPITAL:

Total equity	$ 494,802
Deduct:	
Total non-allowable assets	(107,446)
Haircuts	(150,173)
NET CAPITAL	$ 237,183

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per focus report	$ 239,497
Adjustments:	
Recognition of separate deferred tax asset and deferred tax liability	(2,317)
Rounding	3
NET CAPITAL, per above	$ 237,183

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2005. Market makers at June 30, 2005 were $182,500. For the year ended June 30, 2005 the minimum net capital requirement is $182,500.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2005

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 323,472	$ 4,441	$ 327,913
A/R - clearance account & other	253,040		253,040
Securities inventory	210,463		210,463
Prepaid expenses	7,029		7,029
Investments not readily marketable		56,250	56,250
Furniture and equipment - net		23,188	23,188
Deposit		500	500
Intangibles - net		20,750	20,750
Deferred tax asset		2,317	2,317
TOTAL ASSETS	$ 794,004	$ 107,446	$ 901,450

LIABILITIES	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
Accrued expenses	$ 377,197	$ 25,335	$ 402,532
Deferred tax liability		4,115	4,115
TOTAL LIABILITIES	$ 377,197	$ 29,450	406,647
EQUITY			
Common stock			44,782
Additional paid-in-capital			253,315
Retained earnings			291,705
Treasury stock			(95,000)
TOTAL EQUITY			494,802
TOTAL LIABILITIES & EQUITY			$ 901,449

SCHEDULE OF HAIRCUTS:	Market Value of Securities	Haircut Percentage	Haircut
	$ 72,078	15%	$ 10,812
	197	40%	79
	138,185	100%	138,185
	$ 210,460		149,076
Additional haircut due to short position in excess of 25% of long positions			1,097
Total haircuts			$ 150,173

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.


Magnuson, McHugh & Company, P.A.
Certified Public Accountants

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Pennaluna & Company (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1121 Mullan Avenue • P.O. Box 1379 • Coeur d'Alene, ID 83816-1379 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174
cpas@mmcocpa.com

Count On Us To Care

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Magnuson, McHugh & Company, P.A.

August 10, 2005

1121 Mullan Avenue • P.O. Box 1379 • Coeur d'Alene, ID 83816-1379 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174
cpas@mmcocpa.com